SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of July 27, 2004

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☑

SIGNATURES
KLM NEW YORK REGISTRY SHARES TO BE DELISTED FROM THE NEW YORK STOCK EXCHANGE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines
Date: July 27, 2004	By	/s/ R.A. Ruijter
Name: R.A. Ruijter
Title: Managing Director & CFO

	By	/s/ J.E.C. de Groot
Name: J.E.C. de Groot
Title: SVP & /Company Secretary

04/050

KLM NEW YORK REGISTRY SHARES TO BE DELISTED
FROM THE NEW YORK STOCK EXCHANGE

PARIS/AMSTELVEEN, July 23, 2004 — KLM Royal Dutch Airlines (“KLM”) and société Air France (“Air France”) announce that, in connection with the combination of Air France and KLM, which was successfully completed in May, 2004, and the subsequent delisting of KLM’s ordinary shares from Euronext Amsterdam on June 14, 2004, the New York Stock Exchange (the “NYSE”), which previously suspended trading in KLM’s New York Registry Shares, has submitted an application to the U.S. Securities and Exchange Commission to delist the New York Registry Shares.

The NYSE has indicated that it expects the delisting to be effective prior to the opening of the NYSE on July 30, 2004.

For further information:

KLM Media Relations, Frank Houben, +31 (0)20 649 45 45.
KLM photo material: http://www.presslink.nl/klm/

AMS/DR/IR/FH